File No. 70-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION-DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

(Names of company filing this statement and address of principal executive offices)

_____________________________________________________

Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

_______________________________________________________

Steven C. McNeal
Vice President and Treasurer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

(Name and address of agent for service)

________________________________________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Mark W. Hoffiman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113
(504) 576-4257
(504) 576-4150 (fax)

Item 1. Description of Proposed Transactions

1.1 Introduction.

This Application-Declaration seeks a renewal and extension of certain existing authorizations with respect to the ongoing financing activities of Entergy Corporation ("Entergy") and the creation of specified types of new subsidiaries that was granted by the Commission pursuant to order dated April 3, 2001 (Holding Co. Act Release No. 27311) (the "April 2001 Order"), as supplemented by order of the Commission dated November 25, 2002 (Holding Co. Act Release No. 27311) (the "November 2002 Order").

1.2 Description of Entergy Corporation and its Subsidiaries and Existing Financing Authority.

Entergy is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its public utility subsidiaries include Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (collectively, the "Entergy Operating Companies"). The Entergy Operating Companies provide public-utility service to approximately 2.6 million electric customers in portions of Arkansas, Louisiana, Mississippi, and Texas and 238,000 retail gas customers in Louisiana. Entergy also owns all of the voting stock of System Energy Resources, Inc. ("SERI") which owns and leases an aggregate 90% undivided interest in Grand Gulf Steam Electric Generating Station (nuclear) and sells all of the capacity and energy from that interest at wholesale to its only customers, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc.

In addition to the Entergy Operating Companies and SERI, Entergy also engages through other subsidiaries in various other energy-related and non-utility businesses. Such other subsidiaries include "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunication companies" ("ETCs") "energy-related companies" within the meaning of Rule 58 ("Rule 58 Companies"), companies that provide operations and maintenance services for power projects to associate and nonassociate companies ("O&M Subs"), and other companies that are authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses (including O&M Subs and certain subsidiary companies ("New Subsidiaries") that engage in service and project development activities and/or acquire or finance the acquisition of the securities of other subsidiary non-utility companies). EWGs, FUCOs, ETCs, Rule 58 Companies, O&M Subs, New Subsidiaries and other non-utility subsidiaries that Entergy is now or hereafter authorized or permitted to acquire or own are referred to collectively herein as "Nonutility Companies."

With respect to Entergy's current financing authority, pursuant to a June 13, 2000 order (Holding Co. Act Release No. 27184), Entergy is authorized to finance investments in EWGs and FUCOs through the issuance and sale of debt and equity securities and by providing related guarantees and credit support to the extent that its "aggregate investment" (as defined in Rule 53) in EWGs and FUCOs does not exceed 100% of its "consolidated retained earnings" (as defined in Rule 53).

By order of the Commission dated March 25, 1997 (Holding Co. Act Release No. 26693), as supplemented by order of the Commission dated December 15, 2000 (Holding Co. Act Release No. 27300), Entergy also has authority to issue and sell up to 30 million shares of its common stock through June 30, 2006 pursuant to its Dividend Reinvestment and Stock Purchase Plan. Proceeds from the issuance and sale of shares under this plan are to be used for general corporate purposes, and subject to any requisite Commission approval, such purposes may include, but are not limited to, investments in subsidiaries, repayment of debt and payment of dividends and interest.

Pursuant to the April 2001 Order, Entergy is authorized, during the period through June 30, 2004, (1) to issue and sell common stock (in addition to any separate authority relating to benefit and dividend reinvestment plans) and, directly or indirectly through one or more special purpose finance subsidiaries, unsecured long-term debt and preferred or equity-linked securities in an aggregate amount not exceeding $2 billion, (2) to issue and sell short-term debt in the form of notes to banks or commercial paper that in the aggregate, including then existing authority to issue short-term notes,1 would not exceed an outstanding principal amount of $1.5 billion, (3) to enter into hedging transactions regarding its own debt and that of its special purpose finance subsidiaries or the Nonutility Companies, (4) to form one or more special purpose finance subsidiaries and (5) to guarantee the securities issued by such special purpose finance subsidiaries. Pursuant to the November 2002 Order, Entergy's authorization to issue and sell short-term debt (as described in (2) above) was increased from $1.5 billion to $2 billion.

1.3 Summary of Requested Approvals.

Entergy requests approval to renew and extend the program of external financing and related proposals previously authorized pursuant to the April 2001 Order (as supplemented by the November 2002 Order), for the period through June 30, 2007 ("Authorization Period"), as follows:

    Entergy requests authority to issue and sell from time to time (a) (1) Common Stock (in addition to any separate authority relating to benefit and dividend reinvestment plans), (2) directly or indirectly through one or more Finance Subsidiaries (as described in Item 1.3(iv) below), unsecured long-term indebtedness ("Long-term Debt") and equity-linked securities ("Equity-linked Securities") having maturities of up to 50 years, and (3) indirectly through one or more Finance Subsidiaries, preferred securities, including specifically trust preferred securities ("Preferred Securities") having maturities of up to 50 years, with the aggregate amount of all such securities not to exceed $2 billion, and (b) unsecured short-term indebtedness having maturities of 364 days or less ("Short-term Debt") in an aggregate principal amount at any time outstanding (including the aggregate outstanding principal amount of any short-term notes and commercial paper issued pursuant to the November 2002 Order) not to exceed $2.5 billion;

    In connection with the issuance of Long-term Debt, Equity-linked Securities or Preferred Securities by the Finance Subsidiaries, Entergy requests authority to issue unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments ("Notes") to the extent of the related issuance of such Long-term Debt, Equity-linked Securities or Preferred Securities;

            iii.     Entergy requests authority to continue to enter into hedging transactions ("Interest Rate Hedges") with respect to indebtedness of Entergy, the Nonutility Companies and the Finance Subsidiaries (as described in Item 1.3(iv)
                     below) in order to manage and minimize interest rate costs. Entergy also requests authority to continue to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances of Entergy, the
                     Nonutility Companies and the Finance Subsidiaries in order to lock-in current interest rates and/or manage interest rate risk exposure, with such Interest Rate Hedges and Anticipatory Hedges to be entered into with respect to debt issuances in aggregate principal amount not to exceed $2 billion; and

           iv.      Entergy requests continuing authority (a) to acquire the equity securities of one or more special-purpose subsidiaries ("Finance Subsidiaries"), organized solely to facilitate financing, (b) to guarantee the securities issued by such Finance Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and (c) to have such
                    Financing Subsidiaries pay dividends out of capital to Entergy.

1.4 Use of Proceeds.

The proceeds from the financings authorized by the Commission pursuant to this Application-Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Entergy and its subsidiaries, (ii) the repayment, redemption, refunding or purchase by Entergy of any of its securities pursuant to Rule 42, and (iii) financing working capital requirements of Entergy and its subsidiaries.

Entergy represents that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Entergy states that, unless otherwise authorized by the Commission, the aggregate amount of proceeds of financing approved by the Commission in this proceeding which are used to fund investments in EWGs and FUCOs will not, when added to Entergy's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 100% of Entergy's "consolidated retained earnings" (also as defined in Rule 53). Further, Entergy represents that proceeds of financing to fund investments in Rule 58 Companies will be subject to the applicable limitations of that rule. Lastly, Entergy represents that it will not seek to recover through higher rates of any of the Entergy Operating Companies losses attributable to any operations of its Nonutility Companies.

1.5 Description of Proposed Financing Program.

As more particularly described in Item 1.3(i) above, Entergy requests authority to issue and sell, from time to time during the Authorization Period, Common Stock, Long-term Debt, Equity-linked Securities and Preferred Securities in an aggregate amount not to exceed $2 billion and Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2.5 billion (including the aggregate outstanding principal amount of any short-term notes and commercial paper issued pursuant to the November 2002 Order).

Entergy contemplates that the Common Stock, Long-term Debt, Equity-linked Securities or Preferred Securities would be issued and sold directly to one or more purchasers in negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the 1933 Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

(a) Common Stock. Entergy may issue and sell Common Stock, or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

Specifically, Entergy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Entergy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Entergy or through agents designated by Entergy from time to time. If dealers are utilized in the sale of Common Stock, Entergy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Entergy may grant the underwriters thereof a "green shoe" option permitting the purchase from Entergy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

Entergy may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (for example, pursuant to Rule 58).

(b) Long-term Debt, Equity-linked Securities and Preferred Securities. Entergy also seeks to have the flexibility to issue Long-term Debt and/or Equity-linked Securities, directly or indirectly through one or more special-purpose Finance Subsidiaries (see Item 1.7 below), and to issue Preferred Securities, indirectly through such Financing Subsidiaries. The proceeds of the Long-term Debt, Equity-linked Securities and Preferred Securities would enable Entergy to replace Short-term Debt with more permanent capital and provide an important source of future financing for the operations of, and for investments in, non-utility businesses that are exempt under the Act.

Long-term Debt (a) may be convertible into any other securities of Entergy, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, and (e) may be called from existing investors by a third party.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Long-term Debt will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at a floating rate, and (b) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

The Equity-linked Securities and Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Entergy's board of directors. The dividend rate on any series of Equity-linked Securities or Preferred Securities will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on Equity-linked Securities and Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Equity-linked Securities may be convertible or exchangeable into shares of Entergy Common Stock.

(c) Short-term Debt. Entergy proposes to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $2.5 billion in any combination of notes to banks and commercial paper (including the aggregate principal amount of any notes and/or commercial paper issued and outstanding pursuant to the November 2002 Order). The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the greater of (a) 500 basis points over LIBOR for the relevant interest rate period, and (b) rates that are consistent with similar loans of comparable maturities to companies of comparable credit quality.

Specifically, Entergy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Entergy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Entergy's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations. In connection with the sale of such commercial paper, Entergy may obtain letters of credit from one or more banks in support of such commercial paper obligations.

Entergy also proposes to increase its currently established bank lines and establish additional bank lines as necessary to have bank lines in an aggregate principal amount not to exceed the proposed aggregate Short-term Debt limitation. Loans under these lines (which terminate no later than five years from the establishment of the facility) will have maturities not more than 364 days from the date of each borrowing. Entergy may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

1.6 Hedging Transactions.

        1.6.1 Interest Rate Hedges.

Entergy requests a renewal of its current authorization to enter into Interest Rate Hedges with respect to indebtedness of Entergy, the Nonutility Companies and the Finance Subsidiaries, subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service.

Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Entergy will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

        1.6.2 Anticipatory Hedges.

In addition, Entergy requests a continuation of its existing authorization to enter into Anticipatory Hedges with respect to anticipated debt offerings of Entergy, the Nonutility Companies and the Finance Subsidiaries, subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges.

Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Entergy will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Entergy may decide to lock in interest rates and/or limit its exposure to interest rate increases.

Entergy requests authority to enter into Interest Rate Hedges and Anticipatory Hedges with respect to debt in an aggregate principal amount not to exceed $2 billion.

Entergy represents that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under generally accepted accounting principles. Entergy will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

1.7 Finance Subsidiaries.

Entergy requests continued authority to acquire, directly or indirectly, the equity securities of one or more Finance Subsidiaries, which may be organized as corporations, trusts, partnerships or other entities, created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Entergy through the issuance of Long-term Debt, Equity-linked Securities or Preferred Securities, and any other type of security authorized by rule or order, to third parties. Finance Subsidiaries may dividend (including dividends out of capital), loan or otherwise transfer the proceeds of such financings to or as directed by Entergy. In the event that the Finance Subsidiaries loan the proceeds of such financings to Entergy, Entergy will issue Notes to evidence such borrowings. Entergy may, if required, guarantee, provide support for or enter into expense agreements to the extent of the obligations of any Finance Subsidiary that it organizes. The amount of any Long-term Debt, Equity-linked Securities or Preferred Securities issued by any Finance Subsidiary shall be counted against the aggregate authorization amount ($2 billion) requested in Item 1.3(i)(a) above to the extent that Entergy guarantees such securities.

1.8 Certificates of Notification.

It is proposed that, with respect to Entergy, the reporting system of the 1933 Act and the Securities Exchange Act of 1934 (the "1934 Act") be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Entergy. Consistent with the reporting requirements imposed by the Commission under the April 2001 Order, to effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application-Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

The Rule 24 certificates will contain the following information for the reporting period:

(a) The sales of any Common Stock or Equity-linked Securities by Entergy and the purchase price per share and the market price per share at the date of the agreement of sale;

(b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Entergy's benefit plans or otherwise;

(c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

(d) The amount and terms of any Long-term Debt issued during the quarter;

(e) The amount and terms of any Short-term Debt issued during the quarter;

(f) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

(g) The name and amount Entergy invested in any new Finance Subsidiary during the quarter;

(h) A list of Form U-6B-2 statements Entergy filed with the Commission during the quarter, including the date of the filing;

1.9    Additional Entergy Representations

Entergy hereby makes the following representations:

(i) Entergy represents that at all times during the Authorization Period, Entergy will maintain common equity of at least 30% of total capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K); and

(ii) Entergy represents that no guarantees or other securities will be issued by Entergy in reliance upon the authorization that may be granted by the Commission in accordance with this Application-Declaration, unless (1) the security to be issued by Entergy, if rated, is rated investment grade; and (2) all outstanding securities of Entergy that are rated are rated investment grade (collectively, the "Investment Grade Ratings Criteria"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by Moody's Investors Service, Standard & Poor's, Fitch Ratings or any one other nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c) (2) (vi) (E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934. Entergy further requests that the Commission reserve jurisdiction over the issuance of any guarantee or other security at any time that one or more of the Investment Grade Ratings Criteria are not satisfied.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses, including underwriting fees, arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the proceeds of such transactions in the case of Common Stock, Equity-linked Securities, Preferred Securities and Long-term Debt and will not exceed 5% of the commitments of the lenders in the case of Short-term Debt.

Item 3. Applicable Statutory Provisions.

3.1 General.

Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock, Equity-linked Securities, Preferred Securities, Notes, Short-term Debt and Long-term Debt by Entergy or any Finance Subsidiary, as applicable. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Sections 9(a)(1) and 10 of the Act are also applicable to Entergy's acquisition of the equity securities of any Finance Subsidiary. Section 12(c) and Rule 46 are applicable to the payment of dividends out of capital by any Finance Subsidiary.

3.2    Compliance with Rules 53 and 54.

The proposed transactions are also subject to Rules 53 and 54. Rule 53 provides that, in determining whether to approve the issue or sale of a security by a registered holding company for purposes of financing an acquisition of an exempt wholesale generator ("EWG") or the guarantee of a security of an EWG by a registered holding company, the Commission shall not make a finding that such security is not reasonably adapted to the earning power of such company or to the security structure of such company or companies in the same holding company system or that the circumstances are such as to constitute the making of such guarantee an improper risk for such company if the conditions of the rule are satisfied. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or FUCO or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.4 billion) is equal to approximately 56% of Entergy's "consolidated retained earnings" as of September 30, 2003 (approximately $4.3 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act).

Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

    As of September 30, 2003, Entergy's aggregate investment in Exempt Projects is equal to 14% of Entergy's total consolidated capitalization, 13% of consolidated net utility plant and 19% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.
    Entergy's consolidated retained earnings have grown by an average of 8% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through September 30, 2003).
    Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.
    As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2003, Entergy's consolidated capitalization ratio was approximately 48.4% debt and approximately 51.6% equity, consisting of approximately 2% preferred stock and approximately 49.6% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.
    Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4. Regulatory Approval.

No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application-Declaration.

Item 5. Procedure.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable. Entergy requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

A. Exhibits.

A-1 Certificate of Incorporation of Entergy Corporation dated December 31, 1993 (incorporated by reference to Exhibit A-1(a) to Rule 24 Certificate in File No. 70-8059).

A-2 By-Laws of Entergy Corporation, as amended January 29, 1999, and as presently in effect (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 of Entergy in File No. 333-75097).

                                        *F Opinion of Counsel.

                                                            H Proposed Form of Federal Register Notice.

________________________________________

* To be filed by Amendment.

B. Financial Statements.
FS-1	Entergy Consolidated Statement of Income for the year ended December 31, 2002	See Annual Report of Entergy on Form 10-K for the year ended December 31, 2002 in File No. 1-11299
FS-2 FS-3 FS-4

Entergy Consolidated Balance Sheet as of December 31, 2002

Entergy Consolidated Balance Sheet as of September 30, 2003

Entergy Consolidated Statement of Income for the three and nine month periods ended September 30, 2003

See Annual Report of Entergy on Form 10-K for the year ended December 31, 2002 in File No. 1-11299

See Quarterly Report of Entergy on Form 10-Q for the quarter ended September 30, 2003 in File No. 1-11299

See Quarterly Report of Entergy on Form 10-Q for the quarter ended September 30, 2003 in File No. 1-11299

Item 7. Information as to Environmental Effects.

None of the matters that are the subject of this Application-Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of Entergy that will have an impact on the environment. Entergy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

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1    By Order dated February 26, 1997 (Holding Co. Act Release No. 26674), Entergy was authorized to issue and sell short-term notes to banks in an aggregate principal amount at any time outstanding of up to $500 million through December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                    Entergy Corporation

                                                                                    By: /s/ Steven C. McNeal
                                                                                    Name: Steven C. McNeal
                                                                                    Title: Vice President and Treasurer

Date: February 17, 2004